UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Year Ended December 31, 2003

UNITIL SERVICE CORP.

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Date of Incorporation:	October 9, 1984
State of Incorporation:	New Hampshire

Name, Title and address of officer to whom correspondence concerning this report should be addressed:

Laurence M. Brock, Vice President & Controller

6 Liberty Lane West

Hampton, New Hampshire 03842-1720

Name of Principal Holding Company:

UNITIL Corporation

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Description of Schedules and Accounts	Schedule or Account Number	Page Number
COMPARATIVE BALANCE SHEET	Schedule I	4-5
SERVICE COMPANY PROPERTY	Schedule II	6-7
ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY	Schedule III	8
INVESTMENTS	Schedule IV	9
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES	Schedule V	10
FUEL STOCK EXPENSES UNDISTRIBUTED	Schedule VI	11
STORES EXPENSE UNDISTRIBUTED	Schedule VII	12
MISCELLANEOUS CURRENT AND ACCRUED ASSETS	Schedule VIII	13
MISCELLANEOUS DEFERRED DEBITS	Schedule IX	14
RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES	Schedule X	15
PROPRIETARY CAPITAL	Schedule XI	16
LONG-TERM DEBT	Schedule XII	17
CURRENT AND ACCRUED LIABILITIES	Schedule XIII	18
NOTES TO FINANCIAL STATEMENTS	Schedule XIV	19

COMPARATIVE INCOME STATEMENT	Schedule XV	20
ANALYSIS OF BILLING - ASSOCIATE COMPANIES	Account 457	21
ANALYSIS OF BILLING - NONASSOCIATE COMPANIES	Account 458	22
ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES	Schedule XVI	23
SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION	Schedule XVII	24-25
DEPARTMENTAL ANALYSIS OF SALARIES	Account 920	26
OUTSIDE SERVICES EMPLOYED	Account 923	27
EMPLOYEE PENSIONS AND BENEFITS	Account 926	28
GENERAL ADVERTISING EXPENSES	Account 930.1	29
MISCELLANEOUS GENERAL EXPENSES	Account 930.2	30
RENTS	Account 931	31
TAXES OTHER THAN INCOME TAXES	Account 408	32
DONATIONS	Account 426.1	33
OTHER DEDUCTIONS	Account 426.5	34
NOTES TO STATEMENT OF INCOME	Schedule XVIII	35

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements	Page Number
ORGANIZATION CHART	36
METHODS OF ALLOCATION	37
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED	38

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		CURRENT	PRIOR
	SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	$10,403,598	$10,115,307
107	Construction work in progress (Schedule II)	—	—

	Total Property	10,403,598	10,115,307

108	Less accumulated provision for depreciation and amortization of service company property (Schedule III)	6,663,986	5,130,631

	Net Service Company Property	3,739,612	4,984,676

	INVESTMENTS
123	Investments in associate companies (Schedule IV)	—	—
124	Other investments (Schedule IV)	—	—

	Total investments	—	—

	CURRENT AND ACCRUED ASSETS
131	Cash	25,015	2,006,818
134	Special deposits
135	Working funds	6,000	6,000
136	Temporary cash investments (Schedule IV)
141	Notes receivable
143	Accounts receivable	67,846	196,367
144	Accumulated provision for uncollectable accounts
146	Accounts receivable from associate companies (Schedule V)	2,040,574	2,972,087
152	Fuel stock expense undistributed (Schedule VI)
154	Materials and supplies
163	Stores expense undistributed (Schedule VII)
165	Prepayments	178,683	225,914
174	Miscellaneous current and accrued assets (Schedule VIII)

	Total Current and Accrued Assets	2,318,118	5,407,186

	DEFERRED DEBITS
181	Unamortized debt expense
182	Regulatory Assets	(608,890)	(1,961,240)
184	Clearing accounts	148,462	31,582
186	Miscellaneous deferred debits (Schedule IX)	333,810	204,191
188	Research, development, or demonstration expenditures (Schedule X)
190	Accumulated deferred income tax

	Total Deferred Debits	(126,618)	(1,725,467)

	TOTAL ASSETS AND OTHER DEBITS	$5,931,112	$8,666,395

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE I - COMPARATIVE BALANCE SHEET

		AS OF DECEMBER 31
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	CURRENT	PRIOR
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	$1,000	$1,000
211	Miscellaneous paid-in-capital (Schedule XI)
215	Appropriated retained earnings (Schedule XI)
216	Unappropriated retained earnings (Schedule XI)	1,688	1,688

	Total Proprietary Capital	2,688	2,688

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	—	—
224	Other long-term debt (Schedule XII)
225	Unamortized premium on long-term debt
226	Unamortized discount on long-term debt-debit

	Total Long-Term Debt	—	—

227	Obligations under capital leases - non-current	403,455	881,021
	CURRENT AND ACCRUED LIABILITIES
231	Notes payable
232	Accounts payable	65,742	479,022
233	Notes payable to associate companies (Schedule XIII)	3,807,632	5,303,001
234	Accounts payable to associate companies (Schedule XIII)	(669,716)	(742,066)
236	Taxes accrued	(149,318)	(14,503)
237	Interest accrued
238	Dividends declared
241	Tax collections payable
242	Miscellaneous current and accrued liabilities (Schedule XIII)	4,036,796	3,683,064
243	Obligations under capital leases - current	566,714	751,162

	Total Current and Accrued Liabilities	7,657,850	9,459,680

	DEFERRED CREDITS
253	Other deferred credits	(608,890)	(569,000)
255	Accumulated deferred investment tax credits

	Total Deferred Credits	(608,890)	(569,000)

282	ACCUMULATED DEFERRED INCOME TAXES	(1,523,991)	(1,107,994)

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$5,931,112	$8,666,395

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE II - SERVICE COMPANY PROPERTY

	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES/1	BALANCE AT CLOSE OF YEAR
	Company Property
301	ORGANIZATION
303	MISC INTANGIBLE PLANT	$4,382,833	$195,723	$—	$—	$4,578,556
304	LAND AND LAND RIGHTS
305	STRUCTURES AND IMPROVEMENTS
306	LEASEHOLD IMPROVEMENTS
307	EQUIPMENT 2/	4,598,655	94,215	(66,610)	—	4,626,260
308	OFFICE FURNITURE AND EQUIPMENT	1,105,281	11,892	(44,828)	—	1,072,345
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT	28,538	22,394	(28,538)	—	22,394
310	AIRCRAFT AND AIRPORT EQUIPMENT
311	OTHER SERVICE COMPANY PROPERTY 3/

	SUB-TOTAL	10,115,307	324,224	(139,976)	—	10,299,555

107	CONSTRUCTION WORK IN PROGRESS	—	—	—	104,043	104,043

	TOTAL	$10,115,307	$324,224	$(139,976)	$104,043	$10,403,598

1/	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE II - CONTINUED

2/	SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF THE EQUIPMENT ADDITION DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR
Computer Systems	$90,044	$3,842,377
Phone System	4,171	755,249
Other Equipment	—	28,634

TOTAL	$94,215	$4,626,260

3/	DESCRIBE OTHER SERVICE COMPANY PROPERTY:

NONE

4/	DESCRIBE CONSTRUCTION WORK IN PROGRESS:

NONE

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIREMENTS	OTHER CHANGES ADD (DEDUCT)1/	BALANCE AT CLOSE OF YEAR
301	ORGANIZATION
303	MISCELLANEOUS INTANGIBLE PLANT	$1,010,622	$895,464	$—	$—	$1,906,086
304	LAND AND LAND RIGHTS
305	STRUCTURES AND IMPROVEMENTS
306	LEASEHOLD IMPROVEMENTS
307	EQUIPMENT	3,237,940	602,630	(66,610)	—	3,773,960
308	OFFICE FURNITURE AND EQUIPMENT	842,306	163,869	(44,190)	—	961,985
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT	39,763	10,730	(28,538)	—	21,955
310	AIRCRAFT AND AIRPORT EQUIPMENT
311	OTHER SERVICE COMPANY PROPERTY

	TOTAL	$5,130,631	$1,672,693	$(139,338)	$—	$6,663,986

1/	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments. Under Account 124 “Other Investments” state each investment separately, with description, including the name of issuing company, number of shares or principal amount.

Under Account 136, “Temporary Cash Investments” list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	INVESTMENT IN ASSOCIATE COMPANIES	$—	$—
124	OTHER INVESTMENTS	—	—
136	TEMPORARY CASH INVESTMENTS	—	—

	TOTAL	$—	$—

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accomodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
Unitil Energy Systems	$1,698,163	$992,005
Fitchburg Gas and Electric Light Company	1,005,510	861,912
UNITIL Power Corp.	—	—
UNITIL Realty Corp.	1,614	962
UNITIL Corporation	1,315	62,601
UNITIL Resources, Inc.	265,485	123,094

TOTAL	$2,972,087	$2,040,574

ANALYSIS OF CONVENIENCE OR ACCOMODATION PAYMENTS:
Unitil Energy Systems	$1,989,406
Fitchburg Gas and Electric Light Company	2,350,886
UNITIL Power Corp.	724,385
UNITIL Realty Corp.	35,530
UNITIL Resources, Inc.	3,193
Usource Inc.	21,256
UNITIL Corp.	232,130
For detail of convenience payments by type and company, paid by UNITIL Service Corp. see page 10A.

TOTAL PAYMENTS	$5,356,786

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

CONVENIENCE PAYMENTS BY TYPE AND COMPANY

	UES	FGE	UPC	URC	URI	Usource	UC	Total
Insurance	$1,524,513	$1,317,023		$33,401	$1,267			$2,876,204
Legal	298,938	892,726	700,362		861	2,733	230,001	2,125,621
Telephone Service	45,281	43,216				17,458		105,955
Audit Fees	109,506	91,924	24,023	2,129	1,065	1,065	2,129	231,841
Other	11,168	5,997						17,165

	$1,989,406	$2,350,886	$724,385	$35,530	$3,193	$21,256	$232,130	$5,356,786

Page 10A

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

ACCOUNT		LABOR	EXPENSE	TOTAL
152	FUEL STOCK EXPENSE UNDISTRIBUTED	$—	$—	$—

	TOTAL	$—	$—	$—

SUMMARY:

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
163	STORES EXPENSE UNDISTRIBUTED	$—	$—	$—

	TOTAL	$—	$—	$—

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE VIII - MISCELLANEOUS CURRENT & ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
174	MISCELLANEOUS CURRENT & ACCRUED ASSETS	$—	$—

	TOTAL	$—	$—

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	MISCELLANEOUS DEFERRED DEBITS
	Under/(over) collected administrative expenses	$(12,787)	$(1,820)
	Sarbanes-Oxley Financial Reporting Compliance System	—	18,038
	Postage	3,104	37,201
	Software	213,874	75,391
	Deferred Charges	—	205,000

	TOTAL	$204,191	$333,810

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

	DESCRIPTION	BALANCE AT CLOSE OF YEAR
188	RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES	$—

	TOTAL	$—

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE XI - PROPRIETARY CAPITAL

INSTRUCTIONS:	Classify amounts in each account with brief explanations, disclosing the general nature of transactions which gave rise to the reported amounts.

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD
				NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	300	$10.00	100	$1,000.00

ACCOUNT	DESCRIPTION				AMOUNT
211	MISCELLANEOUS PAID-IN CAPITAL				$—
215	APPROPRIATED RETAINED EARNINGS				—

	TOTAL				$—

INSTRUCTIONS:	Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, rate declared and date paid.

	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
216	UNAPPROPRIATED RETAINED EARNINGS	$1,688	$—	$—	$1,688

	TOTAL	$1,688	$—	$—	$1,688

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:	Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances are received shall be shown under the class and series obligation column. For account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interst rate, and the amount authorized and outstanding.

ACCOUNT	DESCRIPTION	NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS	1/ BALANCE AT CLOSE OF YEAR
223	ADVANCES FROM ASSOCIATE COMPANIES:						$—	$—	$—	$—
224	OTHER LONG-TERM DEBT:						—	—	—	—

	TOTAL						$—	$—	$—	$—

1/	GIVE AN EXPLANATION OF DEDUCTIONS:

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
233	NOTES PAYABLE TO ASSOCIATE COMPANIES
	Money Pool	$5,303,001	$3,807,632

	TOTAL	$5,303,001	$3,807,632

234	ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
	Unitil Energy Systems	$(270,227)	$(872,238)
	Fitchburg Gas and Electric Company	(140,490)	(273,749)
	UNITIL Corporation	(7,621)	550,870
	UNITIL Power Corporation	(316,815)	(67,455)
	UNITIL Realty Corporation	(147)	(1,078)
	UNITIL Resources Inc.	(22)	(458)
	Usource LLC	(6,744)	(5,608)

	TOTAL	$(742,066)	$(669,716)

242	MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
	Accrued Pension Costs	$—	$1,358,195
	Accrued SERP	828,035	904,151
	Accrued Annual Report	51,088	46,159
	Accrued PBOP Costs	229,341	481,878
	Accrued Vacation	—	240,000
	Accrued Compensation	1,041,886	929,100
	Accrued Restructuring Costs	1,511,048	—
	Accrued Other	21,666	77,313

	TOTAL	$3,683,064	$4,036,796

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE XIV-NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent asset or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in the report may be indicated here by reference.

Selected Notes to the Financial Statements:

UNITIL Service Corp. (USC), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides centralized support services to the parent company and its subsidiaries. USC is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Accordingly, USC maintains its books of account as prescribed by the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" as Amended February 2, 1979 to be effective January 1, 1980. USC prepares its financial statements in conformity with generally accepted accounting principles.

Please refer to the 2003 UNITIL Corporation Form 10-K for additional disclosures.

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE XV - STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME
457	Services rendered to associate companies	$19,367,031	$20,439,909
458	Services rendered to nonassociate companies	30,000	30,000
419	Interest Income
421	Miscellaneous income or (loss)	8,297	(14,850)

	Total Income	19,405,328	20,455,059

	EXPENSE
920	Salaries and wages	9,896,462	10,147,522
921	Office supplies and expenses	868,672	874,977
922	Other	42,861	(268,627)
923	Outside services employed	475,512	678,283
924	Property insurance	7,955	6,548
925	Injuries and damages	82,861	44,864
926	Employee pensions and benefits	2,607,570	3,791,939
930.1	Advertising expense	3,553	11,239
930.2	Miscellaneous general expense	559,669	404,996
931	Rents	1,467,487	1,504,035
932	Maintenance	592,902	545,734
403	Depreciation and amortization expense	1,672,692	1,667,038
408	Taxes other than income taxes	825,889	761,418
409	Income taxes	(31,061)	232,663
410	Provision for deferred income taxes	124,985	(180,267)
426.1	Donations	50,324	42,275
426.5	Penalties	1,983	1,640
430	Interest on debt to associates	6,684	55,055
431	Other interest expense	148,328	133,727

	Total Expense	19,405,328	20,455,059

	Net Income or (Loss)	$—	$—

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

ANALYSIS OF BILLING - ASSOCIATE COMPANIES ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL AMOUNT BILLED
Unitil Energy Systems, Inc.	$5,394,939	$4,324,775	$—	$9,719,714
Fitchburg Gas and Electric Light Company	4,726,856	3,734,908	—	8,461,764
UNITIL Realty Corp.	5,174	4,942	—	10,116
UNITIL Resources, Inc.	642,871	530,069	—	1,172,940
UNITIL Corp.	1,319	1,178	—	2,497

TOTAL	$10,771,159	$8,595,872	$—	$19,367,031

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

ANALYSIS OF BILLING - NON-ASSOCIATE COMPANIES ACCOUNT 458

NAME OF NONASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL COST	EXCESS OR DEFICIENCY 458-4	TOTAL AMOUNT BILLED
UNITIL Retiree Trust	$—	$30,000	$—	$30,000	$—	$30,000

TOTAL	$—	$30,000	$—	$30,000	$—	$30,000

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.

UNITIL Retiree Trust - Professional services provided.

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NON-ASSOCIATE COMPANIES

INSTRUCTION:	Total cost of service will equal for associate and non associate companies the total amount billed under their separate analysis of billing schedules.

ACCOUNT	DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE
		DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
920	SALARIES AND WAGES	$9,065,370	$801,092	$9,866,462		$30,000	$30,000	$9,065,370	$831,092	$9,896,462
921	OFFICE SUPPLIES AND EXPENSES	21,412	847,260	868,672			—	21,412	847,260	868,672
922	ADMIN EXPENSE TRANS-CREDIT		42,861	42,861			—	—	42,861	42,861
923	OUTSIDE SERVICES EMPLOYED	132,930	342,582	475,512			—	132,930	342,582	475,512
924	PROPERTY INSURANCE		7,955	7,955			—	—	7,955	7,955
925	INJURIES AND DAMAGES		82,861	82,861			—	—	82,861	82,861
926	EMPLOYEE PENSIONS AND BENEFITS		2,607,570	2,607,570			—	—	2,607,570	2,607,570
928	REGULATORY COMMISSION EXPENSE		—	—			—	—	—	—
930.1	GENERAL ADVERTISING EXPENSE		3,553	3,553			—	—	3,553	3,553
930.2	MISC. GENERAL EXPENSE		559,669	559,669			—	—	559,669	559,669
931	RENTS		1,467,487	1,467,487			—	—	1,467,487	1,467,487
932	MAINT. OF STRUCT. & EQUIP.	1,541,420	(948,518)	592,902			—	1,541,420	(948,518)	592,902
403	DEPR. AND AMORT. EXPENSE		1,672,692	1,672,692			—	—	1,672,692	1,672,692
408	TAXES OTHER THAN INCOME		825,889	825,889			—	—	825,889	825,889
409	INCOME TAXES		(31,061)	(31,061)			—	—	(31,061)	(31,061)
410	PROV FOR DEF INC TAXES		124,985	124,985			—	—	124,985	124,985
411	PROV FOR DEF INC TAX CREDIT			—			—	—	—	—
411.5	INVESTMENT TAX CREDIT			—			—	—	—	—
419	INTEREST INCOME			—			—	—	—	—
426.1	DONATIONS		50,324	50,324			—	—	50,324	50,324
426.5	PENALTIES		1,983	1,983			—	—	1,983	1,983
427	INTEREST ON LONG-TERM DEBT			—			—	—	—	—
431	OTHER INTEREST EXPENSE		148,328	148,328			—	—	148,328	148,328

	SUBTOTAL EXPENSES	10,761,132	8,607,512	19,368,644	—	30,000	30,000	10,761,132	8,637,512	19,398,644

	COMPENSATION FOR USE OF EQUITY CAPITAL			—			—			—

430	INTEREST ON DEBT TO ASSOCIATE COMPANIES	—	6,684	6,684	—	—	—	—	6,684	6,684

	TOTAL EXPENSES	10,761,132	8,614,196	19,375,328	—	30,000	30,000	10,761,132	8,644,196	19,405,328

421	MISCELLANEOUS INCOME	—		—	—	—	—	—	—	—

	TOTAL COST OF SERVICE	$10,761,132	$8,614,196	$19,375,328	$—	$30,000	$30,000	$10,761,132	$8,644,196	$19,405,328

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTION:	Indicate each department or service function. (See instruction 01-3 General Structure of Accounting System Uniform System Account)

ACCOUNT	DESCRIPTION OF ITEMS	TOTAL AMOUNT	DEPARTMENT OR SERVICE FUNCTION					DEPARTMENT OR SERVICE FUNCTION
			REGULATORY & COMMUN.	ADMIN.	ACCOUNTING	ENERGY MARKETS	DISTRIBUTION	FINANCE	CUSTOMER SERVICES	ENGINEERING	TECHNOLOGY
920	SALARIES AND WAGES	$9,896,462	$1,108,963	$2,003,344	$894,722	$997,176	$548,103	$758,040	$1,719,819	$1,061,425	$804,870
921	OFFICE SUPPLIES AND EXPENSES	868,672	81,952	399,974	24,009	18,843	9,115	46,087	86,908	71,645	130,139
922	ADMIN. EXPENSE TRANS-CREDIT	42,861			42,861
923	OUTSIDE SERVICES EMPLOYED	475,512	30,267	258,182	4,646	4,810	6,740	23,049	48,214	—	99,604
924	PROPERTY INSURANCE	7,955						7,955
925	INJURIES AND DAMAGES	82,861						82,861
926	EMPLOYEE PENSIONS AND BENEFITS	2,607,570	16,937	2,518,574	2,194	—	8,607	6,221	15,062	27,924	12,051
928	REGULATORY COMMISSION EXPENSE	—
930.1	GENERAL ADVERTISING EXPENSE	3,553		3,553
930.2	MISC. GENERAL EXPENSE	559,669	4,012	132,476	37,416	—	—	385,765
931	RENTS	1,467,487	—	23,264	(840,264)	15,958	(585)	1,522,324	52,747	14,691	679,352
932	MAINT. OF STRUCT. & EQUIP.	592,902	—	333,812	54,884	—	—	—	90,719	135	113,352
403	DEPR. AND AMORT. EXPENSE	1,672,692			1,672,692
408	TAXES OTHER THAN INCOME	825,889			825,889
409	INCOME TAXES	(31,061)			(31,061)
410	PROV. FOR DEF. INC. TAXES	124,985			124,985
411	PROV. FOR DEF. INC. TAX CREDIT	—
411.5	INVESTMENT TAX CREDIT	—
426.1	DONATIONS	50,324		50,324
426.5	PENALTIES	1,983						1,983
427	INTEREST ON LONG-TERM DEBT	—
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES	6,684						6,684
431	OTHER INTEREST EXPENSE	148,328						148,328

	TOTAL EXPENSES -	$19,405,328	$1,242,131	$5,723,503	$2,812,973	$1,036,787	$571,980	$2,989,297	$2,013,469	$1,175,820	$1,839,368

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

NAME OF DEPARTMENT Indicate each department or service function	TOTAL AMOUNT	DEPARTMENTAL SALARY EXPENSE INCLUDED IN AMOUNTS BILLED TO			NUMBER PERSONNEL END OF YEAR
		PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES
Regulatory and Communications	$1,108,963	$—	$1,108,963	$—	16
Technology Services	804,869	—	804,869	—	13
Accounting	894,722	—	889,922	4,800	18
Finance	758,040	—	757,440	600	9
Administrative	2,003,344	—	1,979,644	23,700	19
Energy Markets	997,177	—	997,177	—	13
Engineering	1,061,425	—	1,061,425	—	18
Distribution	548,103	—	548,103	—	6
Customer Services	1,719,819	—	1,718,919	900	42

TOTAL	$9,896,462	$—	$9,866,462	$30,000	154

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000 only the aggregate number and amount of all such payments included within the subaccount need to be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	ADDRESS	RELATIONSHIP “A”= ASSOCIATE “NA”=NON ASSOCIATE	AMOUNT
Outside Services - Legal
Various		NA	$1,248
Leboeuf Lamb & Greene		NA	23,165
Skapars & Associates		NA	15,636
Sulloway & Hollis		NA	12,652
Outside Services - Accounting
Grant Thornton		NA	4,646
Outside Services - Other
Various		NA	115,144
URT		NA	56,586
Allegiant Management		NA	65,548
Ceridian		NA	2,703
Factors Funding Co.		NA	16,080
Pomerantz Staffing		NA	4,718
Bruce Mast & Associates		NA	59,045
Diversified Actuarials		NA	21,150
Group Dynamic		NA	4,143
Microsmart Technologies		NA	1,300
Equifax Credit Information		NA	14,297
The Hay Group		NA	20,209
Putnam Fiduciary Trust		NA	13,253
San Diego Commercial		NA	9,258
The Tetrion Group		NA	13,193
IBM		NA	1,538

TOTAL			$475,512

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Health Insurance	$1,112,575
401 K	226,576
Pension Cost	466,610
SERP	140,000
Life Insurance	45,208
Education	103,947
Postretirement Benefit Cost	309,992
Other	202,662

TOTAL	$2,607,570

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amounts included in Account 930.1 "General Advertising Expenses" classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Advertising:
	Advance Notice, Inc.	$2,953
	Monster.Com	305
	Other	295

	TOTAL	$3,553

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

RENTS - ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account 931, “Rents” classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Office, Equipment & Other	$1,467,487

TOTAL	$1,467,487

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other than U.S. Government Tax:
State Unemployment Tax - NH	$8,897
Business Enterprise Tax	49,200

58,097

U.S. Government Tax:
Federal Insurance Contribution Act	757,614
Federal Unemployment Tax	10,178

767,792

TOTAL	$825,889

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.2, "Donations" classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in liew of details

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
United Way		$14,590
NHPTV		2,145
American Cancer Society		1,874
Leukemia & Lymphoma		1,025
Various		30,690

TOTAL		$50,324

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
IRS Penalty		$1,983

TOTAL		$1,983

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SCHEDULE XVIII -NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See page 19.

ANNUAL REPORT OF UNITIL SERVICE CORP

For the Year Ended December 31, 2003

ORGANIZATION CHART

Organization Chart as of December 31, 2003

President & Treasurer	Mark H. Collin
Senior Vice President	George R. Gantz
Vice President	Thomas P. Meissner, Jr.
Vice President	Todd R. Black
Vice President & Controller	Laurence M. Brock
Vice President	David K. Foote
Vice President	George E. Long
Vice President	Raymond J. Morrissey
Asst. Treasurer	Charles J. Kershaw, Jr.
Secretary	Sandra L. Whitney

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

ANNUAL REPORT OF UNITIL SERVICE CORPORATION

METHODS OF ALLOCATION

The cost of services rendered by UNITIL Service are allocated and billed based on direct time charges and to a lesser extent, direct cost assigned to individual projects or jobs performed on behalf of associated companies in accordance with the general guidelines set forth below.

A. Direct Labor Cost – Gross Wages. Direct Labor Cost – Gross Wages are based on the actual gross wage rates of assigned employees multiplied by the actual number of hours worked and directly charged to specific projects or jobs.

B. Direct Labor Cost – Other. Direct Labor Cost – Other includes the costs of paid absences, such as vacations, sick pay and holidays, and are allocated by employee based on the direct time charged to associated companies. In the event there are not direct time charges available for this allocation, the direct time charges for all UNITIL Service employees are used to make this allocation.

C. General Overhead Costs, including Indirect Labor – General Overhead Costs represent UNITIL Service Indirect Labor Costs and Administrative and General Expenses, and are allocated based on a monthly overhead rate applied against direct time charges. Indirect Labor Costs include pension costs, insurance, payroll taxes, employee savings plan, and similar payroll and benefit items. Administrative and General Expenses are those administrative and operating expenses incurred by UNITIL Service in providing services to associated companies which cannot be identified with or directly charged to a specific project or job.

D. Direct Charges – Direct Charges are costs that are directly assignable based on the individual projects or jobs performed on behalf of associated companies, and are excluded from General Overheads. Direct Charges are billed at actual cost and include: Employee Travel, Meals, Lodging, and Other Related Expenses, Data Management Hardware Leases and Maintenance Costs, Telephone Lease, and other miscellaneous expenses.

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

ANNUAL REPORT OF UNITIL SERVICE CORPORATION

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Non applicable

ANNUAL REPORT OF UNITIL SERVICE CORP.

For the Year Ended December 31, 2003

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf of the undersigned officer thereunto duly authorized,

UNITIL Service Corp. (Name of Reporting Company)

By:	/s/ LAURENCE M. BROCK

Laurence M. Brock Vice President & Controller

Date: April 28, 2004